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                               February 11, 2021

       Idan Shani
       Chief Financial Officer
       Forest Road Acquisition Corp. II
       1177 Avenue of the Americas, 5th Floor
       New York, New York 10036

                                                        Re: Forest Road
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            CIK No. 0001840161

       Dear Mr. Shani:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed January 15, 2021

       Our warrant agreement will designate the courts of the State of New York..., page 56

   1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of
the Securities Act. Please revise the disclosure here and in the later discussion on page 124
to address any uncertainty around the enforceability of
                                                        the provision, given
the concurrent jurisdiction provided in Section 22 of the Securities
                                                        Act. Please also
disclose that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder.
 Idan Shani
Forest Road Acquisition Corp. II
February 11, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameIdan Shani                              Sincerely,
Comapany NameForest Road Acquisition Corp. II
                                                          Division of
Corporation Finance
February 11, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName